UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

APOLLO RESIDENTIAL MORTGAGE, INC.

(Name of the Issuer)

ARM MANAGER, LLC

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

ACREFI MANAGEMENT, LLC

APOLLO GLOBAL MANAGEMENT, LLC

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

8.00% Series A Cumulative Redeemable Perpetual Preferred Stock,

$0.01 par value $25.00 mandatory liquidation preference

(Title of Classes of Securities)

03763V102

03763V201

(CUSIP Numbers of Classes of Securities)

Michael A. Commaroto	Stuart A. Rothstein Apollo Commercial Real Estate Finance, Inc.
Apollo Residential Mortgage, Inc. ARM Manager, LLC	ACREFI Management, LLC Arrow Merger Sub, Inc.
c/o Apollo Global Management, LLC	c/o Apollo Global Management, LLC
9 West 57th Street, 43rd Floor	9 West 57th Street, 43rd Floor
New York, New York 10019	New York, New York 10019
(212) 515-3200	(212) 515-3200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Raymond Lin, Esq.	Steven Epstein, Esq.	Jay L. Bernstein, Esq.
Thomas Christopher, Esq.	Abigail Bomba, Esq.	Clifford Chance US LLP
William Cernius, Esq. Latham & Watkins LLP 885 Third Ave	Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	31 West 52nd Street New York, New York 10019 (212) 878-8000
New York, New York 10022
(212) 906-1200

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials on an information statement subject to Regulation 14A(17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$428,892,326	$43,189.46***

(*)	Calculated solely for purposes of determining the filing fee. The transaction value was calculated based upon the market value of AMTG common stock (the securities to be acquired in the transaction) in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, as follows: the product of (i) $13.37, the average of the high and low prices per share of AMTG common stock as reported on the New York Stock Exchange on April 1, 2016 and (ii) 32,078,708, the estimated maximum number of shares of AMTG common stock that may be acquired in the transaction, including shares reserved for issuance (on a net exercise basis, as applicable) under outstanding AMTG equity awards.
(**)	The amount of filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, by multiplying 0.0001007 by the aggregate transaction valuation.
(***)	Previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $34,477.99	Filing Party: Apollo Commercial Real Estate Finance, Inc.

Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-210632)	Date Filed: April 6, 2016

Amount Previously Paid: $8,711.48	Filing Party: Apollo Residential Mortgage, Inc.

Form or Registration No.: Schedule 13E-3 (File No. 005-96477)	Date Filed: April 7, 2016

INTRODUCTION

This Amendment No. 4 (this “Final Amendment”) to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (as amended, this “Transaction Statement”), amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) jointly by (a) Apollo Residential Mortgage, Inc., a Maryland corporation (“AMTG”); (b) ARM Manager, LLC, a Delaware limited liability company and the manager of AMTG (“AMTG Manager”); (c) Apollo Commercial Real Estate Finance, Inc., a Maryland corporation (“ARI”); (d) ACREFI Management, LLC, a Delaware limited liability company and the manager of ARI (“ARI Manager”); (e) Arrow Merger Sub, Inc., a Maryland corporation (“Merger Sub”) and (f) Apollo Global Management, LLC, a Delaware limited liability company (“Apollo”), of which AMTG Manager and ARI Manager are indirect subsidiaries. AMTG Manager, ARI, ARI Manager and Apollo are each referred to herein as a “Filing Person” and, collectively, the “Filing Persons”. As a result of the mergers (as that term is defined below), each of AMTG and Merger Sub ceased to exist as an independent entity and, therefore, are no longer Filing Persons.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 26, 2016 (as amended or modified from time to time, the “Merger Agreement”), among AMTG, ARI and Merger Sub, pursuant to which, on August 31, 2016, (i) Merger Sub was merged with and into AMTG (the “first merger”), with AMTG continuing its existence under Maryland law as the surviving entity in the first merger and a subsidiary of ARI and, (ii) promptly after the first merger, AMTG merged with and into ARI (the “second merger” and, together with the first merger, the “mergers”), with ARI continuing its existence under Maryland law as the surviving entity in the second merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 15.	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On August 24, 2016, AMTG held a special meeting of AMTG common stockholders (the “Meeting”), at which the common stockholders of AMTG voted to approve (i) the first merger pursuant to the Merger Agreement, and the other transactions contemplated by the Merger Agreement, (ii) an adjournment of the Meeting to a later date, if necessary, to solicit additional proxies in favor of the approval of the proposal set forth in clause (i), and (iii) on an advisory basis the merger-related compensation of AMTG’s named executive officers as disclosed in AMTG’s proxy statement on Schedule 14A, filed with the SEC on July 27, 2016.

On August 31, 2016, (a) AMTG and Merger Sub filed an articles of merger with respect to the first merger with the State Department of Assessments and Taxation of Maryland (“SDAT”) in accordance with the Maryland General Corporation Law (the “MGCL”), pursuant to which Merger Sub merged with and into AMTG, with AMTG continuing as the surviving entity in such first merger and a subsidiary of ARI, and (b) promptly thereafter, AMTG and ARI filed an articles of merger with respect to the second merger with SDAT in accordance with the MGCL, pursuant to which AMTG merged with and into ARI, with ARI continuing as the surviving entity in such second merger.

At the effective time of the first merger (the “First Merger Effective Time”), each share of common stock, $0.01 par value, of AMTG (the “AMTG Common Stock”) issued and outstanding immediately prior to the First Merger Effective Time was converted into the right to receive (a) US$6.86 in cash, without interest and (b) 0.417571 shares of ARI’s common stock, $0.01 par value (collectively, the “Per Common Share Merger Consideration”), except for the AMTG Common Stock and other securities representing stock in AMTG owned, directly or indirectly, by AMTG or any if its subsidiaries, ARI, Merger Sub or by any of their respective subsidiaries immediately prior to the First Merger Effective Time, which were cancelled without consideration.

Immediately prior to the First Merger Effective Time, each outstanding share of restricted stock and each outstanding restricted stock unit that settled in shares of AMTG Common Stock and was not then vested (the “AMTG Restricted Shares”) automatically vested and, upon the First Merger Effective Time, was converted into the right to receive, with respect to the share of AMTG Common Stock underlying such AMTG Restricted Share, the Per Common Share Merger Consideration, net of any applicable withholding taxes.

At the effective time of the second merger, each outstanding share of AMTG’s 8.00% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value (the “AMTG Preferred Stock”), automatically converted into the right to receive one newly issued share of 8.00% Series C Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value, of ARI.

As a result of the mergers, AMTG ceased to exist and is no longer listed on any securities exchange or quotation system. The NYSE has filed an application on Form 25 with the SEC to remove AMTG from listing on the NYSE and withdraw registration of the AMTG Common Stock and AMTG Preferred Stock under the Exchange Act. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC.

Item 16.	Exhibits

(a)(1) The preliminary proxy statement/prospectus of AMTG (the “proxy statement/prospectus”) (incorporated by reference to Form S-4 filed by ARI on April 6, 2016, Amendment No. 1 to Form S-4 filed by ARI on May 23, 2016, Amendment No. 2 to Form S-4 filed by ARI on June 15, 2016 and Amendment No. 3 to Form S-4 filed by ARI on July 25, 2016 (Registration No. 333-210632))

(a)(2) Form of Proxy Card (incorporated by reference to the proxy statement/prospectus)

(a)(3) Letter to AMTG Stockholders (incorporated by reference to the proxy statement/prospectus)

(a)(4) Notice of Special Meeting of Stockholders (incorporated by reference to the proxy statement/prospectus)

(a)(5) Joint Press Release of ARI and AMTG, dated February 26, 2016 (incorporated by reference to Exhibit 99.1 to AMTG’s Current Report filed on Form 8-K with the SEC on February 26, 2016)

(a)(6) Presentation (incorporated by reference to ARI’s filing on March 8, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(7) Transcript of a question and answer session during a conference on financial institutions sponsored by RBC Capital Markets held on March 8, 2016 (incorporated by reference to ARI’s filing on March 9, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(8) Presentation (incorporated by reference to ARI’s filing on March 18, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(9) Email from AMTG to Apollo on February 26, 2016 (incorporated by reference to AMTG’s filing on February 26, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(10) Presentation (incorporated by reference to ARI’s filing on March 18, 2016 with the SEC pursuant to Rule 425 of the Securities Act of 1933)

(a)(11) Item 10—Directors, Executive Officers and Corporate Governance (incorporated by reference to Form 10-K for the fiscal year ended December 31, 2015 filed by Apollo Global Management, LLC with the SEC on February 29, 2016 (File No. 001-35107)).

(b)(1) Commitment Letter, dated as of February 26, 2016, by and between Apollo Commercial Real Estate Finance, Inc. and Athene USA Corporation (incorporated by reference to the proxy statement/prospectus)

(c)(1) Opinion of Morgan Stanley & Co., LLC, dated February 25, 2016 (incorporated by reference to the proxy statement/prospectus)

(c)(2) Opinion of Houlihan Lokey Capital, Inc., dated February 25, 2016 (incorporated by reference to the proxy statement/prospectus)

(c)(3) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated January 15, 2016*

(c)(4) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated January 25, 2016*

(c)(5) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 2, 2016*

(c)(6) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 9, 2016*

(c)(7) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 24, 2016*

(c)(8) Presentation of Morgan Stanley & Co., LLC to the special committee of the AMTG Board, dated February 25, 2016*

(c)(9) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board dated January 6, 2016*

(c)(10) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated January 21, 2016*

(c)(11) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated February 7, 2016*

(c)(12) Preliminary Discussion Materials of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated February 23, 2016*

(c)(13) Presentation of Houlihan Lokey Capital, Inc. to the special committee of the ARI Board, dated February 25, 2016*

(d) Agreement and Plan of Merger, dated as of February 26, 2016, by and among Apollo Commercial Real Estate Finance, Inc., Arrow Merger Sub, Inc. and Apollo Residential Mortgage, Inc. (incorporated by reference to the proxy statement/prospectus)

(f) None

(g) None

*	Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 1, 2016

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

By:	/s/ Stuart A. Rothstein
Name:	Stuart A. Rothstein
Title:	President and Chief Executive Officer

ARM MANAGER, LLC

By:	/s/ Jessica L. Lomm
Name:	Jessica L. Lomm
Title:	Vice President

ACREFI MANAGEMENT, LLC

By:	/s/ Jessica L. Lomm
Name:	Jessica L. Lomm
Title:	Vice President

APOLLO GLOBAL MANAGEMENT, LLC

By:	/s/ John J. Suydam
Name:	John J. Suydam
Title:	Chief Legal Officer